February 28, 2025

David Wood
General Counsel
Hinge Health, Inc.
455 Market Street, Suite 700
San Francisco, California 94105

       Re: Hinge Health, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 14, 2025
           CIK No. 0001673743
Dear David Wood:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 4, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Risk Factors
A substantial portion of our client relationships are contracted through a limited number of health plans and other partners, page 28

1. We note your revised disclosure in response to prior comment 2 that client contracts through your top three partners, which are all large national health plans, accounted for 43% of your revenue for the year ended December 31, 2023. Please disclose the amount of revenue attributable to each of your top three partners. Disclose the material terms of the agreements with your top three partners, including the identity of the partners and termination provisions. We note that your partnership agreements
 February 28, 2025
Page 2

      may be terminated for "various reasons" after "a specified period." Disclose the expiration date of the agreements, the conditions under which the agreements may be terminated, and whether the "specified period" has passed such that the contacts are terminable for convenience by your partners.
Non-GAAP Financial Measures
Non-GAAP Loss from Operations and Operating Margin , page 111

2. We note from your response to prior comment 1 that the release of TrueMotion, your
      AI-powered motion tracking technology, was intended to replace wearable sensors and allow for members to use their personal devices. Please further explain why the shift away from providing kits with tablets and wearable sensors is considered to be a strategic decision and describe how this shift changes the nature of the services provided through your platform.
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Tad J. Freese